Via EDGAR Correspondence

October 28, 2013

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 105 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 105”)

Dear Ms. White:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 16, 2013, with respect to Amendment No. 105. Amendment No. 105 was filed on August 29, 2013 and included disclosure with respect to the SPDR® Russell 3000® ETF, SPDR® Russell 1000® ETF and SPDR® Russell Small Cap Completeness® ETF (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 105.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 105. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 105.

Prospectus Comments

1.	Comment: Please explain in your response letter why each Fund’s fee table has been restated.

Response: Effective July 9, 2013, each Fund’s management fee was reduced from 0.20% to 0.10% of the Fund’s average daily net assets. As a result, each fee table has been restated accordingly.

2.	Comment: Please include a statement in each Fund’s “The Fund’s Principal Investment Strategy” section noting the capitalization range for companies included in its Index.

Response: The requested disclosure has not been added. The capitalization range for each Index fluctuates continuously and, therefore, including the current range may not be accurate at a later date.

3.	Comment: With respect to the “Temporary Defensive Positions” section, please explain why an index fund would take a temporary defensive position. In addition, please explain why the example provided is considered a defensive position.

Response: The Fund will never stray from its investment objective. As stated in the Prospectus, a Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Adviser may, as a result of certain market conditions, seek to maximize the liquidity of the portfolio. In some instances, an investment in a derivative instrument may provide higher liquidity than other types of investments. Consequently, under such circumstances, the Fund may invest in a different mix of investments than it would under normal circumstances.

SAI Comments

1.	Comment: With respect to the discussion of the Trustee Committee in the “Standing Committees” section, please include the disclosure required by Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trustee Committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations).

Response: The requested disclosure has been added.

2.	Comment: If applicable, please include the disclosure required by Item 16(f)(1)(iv) of Form N-1A (i.e., the Funds’ policies or procedures with respect to the receipt of compensation or other consideration by the Funds, their Adviser or any other party in connection with the disclosure of information about portfolio securities).

Response: Such disclosure is not applicable.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Stephanie Capistron, Esq.

Josh Weinberg, Esq.

W. John McGuire, Esq.